Exhibit 99.1

Seanergy Maritime Holdings Corp. Reports First Quarter 2022 Financial Results and Declares Dividend of $0.025 Per Share

Highlights of the First Quarter of 2022:
◾	Earnings per share (“EPS”) (basic & diluted): $0.02 and Adjusted EPS[1] (basic & diluted): $0.04
◾	Net revenues: $29.7 million in Q1 2022, as compared to $20.4 million in Q1 2021, up 46%
◾	Net Income: $3.7 million in Q1 2022, as compared to Net Loss of $1.3 million in Q1 2021
◾	Adjusted Net Income[1]: $7.7 million in Q1 2022, as compared to Adjusted Net Income of $0.1 million in Q1 2021
◾	EBITDA[1]: $12.8 million in Q1 2022, as compared to $6.5 million in Q1 2021, up 97%
◾	Adjusted EBITDA[1]: $16.8 million in Q1 2022, as compared to $7.9 million in Q1 2021, up 113%

First Quarter & Recent Developments:
◾	Declares a quarterly dividend of $0.025 per share for Q1 2022
◾	Dividend payable on or about July 14, 2022 to all shareholders of record as of June 28, 2022
◾	Buyback of $10.0 million of the outstanding convertible note within Q1 2022; total buybacks of convertible notes, common shares and warrants of $26.7 million in Q4 2021-Q1 2022
◾	New refinancing facility of $21.3 million with a prominent Japanese lender with improved pricing and overall loan terms
◾	Continuous investment to upgrade the energy efficiency and environmental footprint of our fleet

May 31, 2022 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), announced today its financial results for the first quarter ended March 31, 2022 and declared a quarterly dividend of $0.025 per share.

For the quarter ended March 31, 2022, the Company generated net revenues of $29.7 million, a 46% increase compared to the first quarter of 2021. Adjusted EBITDA for the quarter was $16.8 million, compared to $7.9 million in the same period of 2021. Net Income and Adjusted Net Income for the quarter were $3.7 million and $7.7 million respectively, compared to a Net Loss of $1.3 million and Adjusted Net Income of $0.1 million in the first quarter of 2021. The daily Time Charter Equivalent rate (“TCE rate”)2 of the fleet for the first quarter of 2022 was $19,357, marking a 19% increase compared to $16,219 for the same period of 2021.

Cash and cash-equivalents, restricted cash, term deposits, as of March 31, 2022, stood at $38.9 million, compared to $47.1 million as of December 31, 2021. Shareholders’ equity at the end of the first quarter was $231.0 million, compared to $244.5 million on December 31, 2021, with the decrease mainly attributed to the adoption of a new accounting standard on the Company’s remaining convertible note. Long-term debt (senior loans, convertible note and other financial liabilities) net of deferred charges stood at $221.8 million as of March 31, 2022, while the book value of our fleet as of the same date stood at $420.6 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Seanergy reported its strongest ever first quarter of a year, despite seasonally weaker day-rates. Our adjusted net income was $7.7 million and we recorded adjusted EBITDA of $16.8 million. In Q1 2022, our fleet TCE was $19,357, 31% higher than the average of the Baltic Capesize Index (“BCI”). This is attributed to our successful hedging strategy of proactively converting part of our fleet’s index-linked rates to fixed in previous periods. Our estimated TCE for the first quarter of 2022 is $24,570 which reflects the strengthening freight environment. On the back of our Company’s continuing solid financial performance, we are declaring a quarterly dividend of $0.025 per share for Q1 2022 which represents 58% of our adjusted net profit for the period. Over the last two quarters, we have distributed $0.075 per share to our shareholders.

1 Adjusted EPS, Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted EPS, Adjusted Net Income, EBITDA and adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

“In addition, within the first quarter of 2022, we repurchased $10 million of our outstanding convertibles, bringing the total repurchases of shares and equity-linked instruments (convertible notes and warrants) to $26.7 million within the last 6 months. Including the dividends paid so far, in the first quarter only, a total of $18.9 million of the Company’s cash was allocated to rewarding our shareholders through dividends and these repurchases.”

“Concerning our fleet commercial and technical developments, in 2022 to date, we have continued our ambitious upgrade schedule aiming to fully comply with the upcoming environmental regulations without compromising on the competitiveness of our vessels.  We have successfully completed installations of ballast water treatment systems (“BWTS”) on 100% of our fleet and have moreover upgraded three vessels by installing Energy Saving Devices (“ESDs”), concurrently with the scheduled dry-dockings. In most cases, these projects were performed in cooperation with the underlying charterers and are accompanied by agreements to adjust the index-linked rate upwards to reflect the improved performance of the underlying vessel. The period of the respective time-charter is extended to reflect the payback period of our investments. At the same time, we are progressing on additional biofuel trials in cooperation with our prominent charterers. I strongly believe that these initiatives not only contribute to the optimal commercial positioning of our fleet, but also form a decisive step towards reducing our vessels’ carbon footprint.”

“My view on the Capesize market outlook continues to be very optimistic, backed by the strongest supply and demand fundamentals of the recent years. The record-low orderbook remains at 6% of the active fleet, while Capesize demand is further fueled by the global energy supply shortages, the geopolitical developments, as well as the infrastructure projects that are under development from East to West. The new environmental regulations are expected to further restrain effective vessel supply on the back of the slowing down of the global fleet, underscoring the importance of the energy efficiency improvements achieved on our vessels. Having successfully demonstrated our significant operating leverage, Seanergy is well positioned to capitalise on the strengthening freight market in the second half of the year.”

“Aiming towards developing our Company in a sustainable manner, we will continue to monitor the markets for attractive opportunities and at the same time reward our committed stakeholders, balancing capital allocation between growth, commercial competitiveness and shareholder returns.”

Company Fleet:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(18)	Earliest T/C expiration
Patriotship	Capesize	181,709	2010	Imabari	Yes	T/C – fixed rate(1)	-	06/2022
Worldship	Capesize	181,415	2012	Koyo - Imabari	Yes	T/C – fixed rate(2)	-	09/2022
Hellasship	Capesize	181,325	2012	Imabari	-	T/C Index Linked(3)	-	12/2023
Fellowship	Capesize	179,701	2010	Daewoo	-	T/C Index Linked(4)	Yes	06/2024
Championship	Capesize	179,238	2011	Sungdong SB	Yes	T/C Index Linked(5)	Yes	11/2023
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked(6)	Yes	10/2022
Knightship	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked(7)	-	05/2023
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked(8)	Yes	05/2022
Goodship	Capesize	177,536	2005	Mitsui	-	T/C Index Linked(9)	Yes	08/2022
Friendship	Capesize	176,952	2009	Namura	-	T/C Index Linked(10)	-	12/2023
Tradership	Capesize	176,925	2006	Namura	-	T/C Index Linked(11)	Yes	05/2022
Flagship	Capesize	176,387	2013	Mitsui	-	T/C Index Linked(12)	Yes	05/2026
Gloriuship	Capesize	171,314	2004	Hyundai	-	T/C Index Linked(13)	Yes	12/2022
Geniuship	Capesize	170,057	2010	Sungdong SB	-	T/C Index Linked(14)	Yes	01/2023
Premiership	Capesize	170,024	2010	Sungdong SB	Yes	T/C Index Linked(15)	-	11/2022
Squireship	Capesize	170,018	2010	Sungdong SB	Yes	T/C Index Linked(16)	-	12/2022
Dukeship	Capesize	181,453	2010	Sasebo	-	T/C Index Linked(17)	Yes	12/2022
Total / Average age		3,011,083	12.3

(1)	Chartered by a European cargo operator and delivered to the charterer on June 7, 2021 for a period of about 12 to about 18 months. The daily charter hire is fixed at $31,000.

(2)	Chartered by a U.S. commodity trading company and delivered to the charterer on September 2, 2021 for a period of about 12 to about 16 months. The daily charter hire is fixed at $31,750.

(3)
Chartered by NYK and delivered to the charterer on May 10, 2021 for an initial period of minimum 11 to maximum 15 months, which was further extended until minimum December 2023 to maximum March 2024. The daily charter hire is based on the BCI.

(4)
Chartered by Anglo American, a leading global mining company, and delivered to the charterer on June 18, 2021 for an initial period of minimum 12 to about 15 months, which was further extended for a period of minimum 20 to about 24 months starting as of October 2022. The daily charter hire is based on the BCI.

(5)
Chartered by Cargill and delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of about 16 to about 18 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $1,740.

(6)
Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for an initial period of minimum 33 to maximum 37 months with two optional periods of about 11 to maximum 13 months. The time-charter (“T/C”) was extended until October 2022 with two optional periods of about 11 to maximum 13 months. The daily charter hire is based on the BCI.

(7)
Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of 11 to 13 months. The daily charter hire is based on the BCI.

(8)
Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI.

(9)	Chartered by an international commodities trader and delivered to the charterer on November 12, 2021 for a period of about 9 to about 12 months. The daily charter hire is based on the BCI.

(10)
Chartered by NYK and delivered to the charterer on July 29, 2021 for an initial period of minimum 17 to maximum 24 months, which was extended until minimum December 2023 / maximum March 2024. The daily charter hire is based on the BCI.

(11)	Chartered by a major South Korean industrial company and delivered to the charterer on June 15, 2021 for a period of minimum 11 to maximum 15 months. The daily charter hire is based on the BCI.

(12)	Chartered by Cargill. The vessel was delivered to the charterer on May 10, 2021 for a period of 60 months. The daily charter hire is based at a premium over the BCI minus $1,325 per day.

(13)
Chartered by Pacbulk Shipping and delivered to the charterer on April 23, 2020 for a period of about 11 to about 15 months. In December 2021, the T/C was further extended until minimum December 16, 2022, up to maximum April 15, 2023. The daily charter hire is based on the BCI.

(14)	Chartered by NYK and delivered to the charterer on February 6, 2022 for a period of about 11 to about 15. The daily charter hire is based on the BCI.

(15)
Chartered by Glencore and delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(16)
Chartered by Glencore and delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(17)	Chartered by NYK and delivered to the charterer on December 1, 2021 for a period of about 13 to about 18 months. The daily charter hire is based on the BCI.

(18)	The Company has the option to convert the index-linked rate to a fixed one for a period ranging between 2 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

Fleet Data:

(U.S. Dollars in thousands)

	Q1 2022	Q1 2021
Ownership days (1)	1,530	990
Operating days (2)	1,482	932
Fleet utilization (3)	96.9%	94.1%
TCE rate (4)	$19,357	$16,219
Daily Vessel Operating Expenses (5)	$6,444	$5,605

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q1 2022	Q1 2021
Net revenues from vessels	29,666	20,398
Less: Voyage expenses	979	5,282
Net operating revenues	28,687	15,116
Operating days	1,482	932
TCE rate	$19,357	$16,219

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q1 2022	Q1 2021
Vessel operating expenses	9,912	5,549
Less: pre-delivery expenses	53	-
Vessel operating expenses before pre-delivery expenses	9,859	5,549
Ownership days	1,530	990
Daily Vessel Operating Expenses	$6,444	$5,605

Net Income / (Loss) to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q1 2022	Q1 2021
Net income / (loss)	3,671	(1,321)
Add: Net interest and finance cost	2,850	4,030
Add: Depreciation and amortization	6,265	3,817
EBITDA	12,786	6,526
Add: Stock based compensation	2,679	1,403
Add: Loss on extinguishment of debt	1,279	-
Add: Loss on forward freight agreements, net	36	-
Adjusted EBITDA	16,780	7,929

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, and loss on extinguishment of debt, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Net Income / (Loss) and Adjusted Net income Reconciliation and calculation of Adjusted Earnings Per Share

(In thousands of U.S. Dollars)

	Q1 2022	Q1 2021
Net income / (loss)	3,671	(1,321)
Add: Stock based compensation	2,679	1,403
Add: Loss on extinguishment of debt	1,279	-
Add: Loss on forward freight agreements, net	36	-
Adjusted net income	7,665	82
Adjusted net income per common share, basic	0.04	0.00
Weighted average number of common shares outstanding, basic	172,311,745	114,757,841
Adjusted net income per common share, diluted	0.04	0.00
Weighted average number of common shares outstanding, diluted	177,218,619	114,757,841

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q1 2022	Q1 2021
Interest and finance costs, net	(2,850)	(4,030)
Add: Amortization of deferred finance charges and other discounts	658	808
Add: Amortization of convertible note beneficial conversion feature[3]	-	558
Cash interest and finance costs	(2,192)	(2,664)

First Quarter 2022 TCE Guidance:

As of the date hereof, approximately 76% of the Company fleet’s expected operating days in the second quarter of 2022 have been fixed at an estimated TCE of approximately $22,750.  Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE will be equal to the average Forward Freight Agreement (“FFA”) rate of approximately $32,000 per day (based on the FFA curve of May 26, 2022), our estimated TCE for the second quarter of 2022 will be approximately $24,5704. Our TCE guidance for the second quarter of 2022 includes certain conversions ( four vessels) of index-linked charters to fixed, which were concluded in previous quarters as part of our freight hedging strategy. The following table provides the break-down:

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	184	$25,242
TCE - fixed rate	180	$29,385
TCE – index-linked unhedged	978	$23,554
Total / Average	1,342	$24,569

3 On January 1, 2022, we adopted a new accounting standard (ASU 2020-06), eliminating the beneficial conversion feature model in ASC 470-20. The adoption of ASU 2020-06 resulted in an increase of the Convertible notes, a reduction of the Accumulated deficit and a reduction of Additional paid-in capital.
4 This guidance is based on certain assumptions and there can be no assurance that these TCE estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE realized will vary with the underlying index, and for the purposes of this guidance, the TCE assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $32,000.  Spot estimates are provided using the load-to-discharge method of accounting. Load-to-discharge accounting recognizes revenues over fewer days as opposed to the discharge-to-discharge method of accounting used prior to 2018, resulting in higher rates for these days and only voyage expenses being recorded in the ballast days. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

First Quarter and Recent Developments:

Dividend Policy

On April 5, 2022, the Company paid a total of $0.05 per share, consisting of the previously announced regular quarterly dividend of $0.025 per share and the special dividend of $0.025 per share for the fourth quarter of 2021. Committed to its dividend strategy, the Company declared an additional cash dividend of $0.025 per share for the first quarter of 2022 payable on or about July 14, 2022 to the shareholders of record as of June 28, 2022.

Buybacks of Convertible Note totalling $10 million

Pursuant to its previously announced repurchase plan, in the first quarter of 2022, the Company completed further buybacks of its outstanding convertible note, reducing its financial leverage and preempting the potential dilution effect. Specifically:

(i)	$5 million of the note was retired on January 26, 2022; and

(ii)	$5 million of the note was retired on March 10, 2022

Vessel Upgrades & Commercial Updates

The Company has further progressed on its previously communicated vessel upgrade and retrofit program, installing ESDs on three vessels in 2022 to date. These follow the successful installations of similar upgrades on the M/V Fellowship in 2021 and on the M/V Championship in 2019.

These upgrades, are expected to improve the energy efficiency and fuel consumption of the subject units, while the Company has reached the following commercial agreements with the underlying charterers:

M/V Fellowship

The Vessel is on T/C to Anglo American, a leading global mining company, for a period of minimum 12 to about 15 months starting as of June 18, 2021. The daily charter hire is based on the BCI. The charterer has agreed to extend the T/C for a period of minimum 20 to about 24 months starting as of October 2022 at a higher rate (premium to the BCI).

M/V Partnership

The Vessel is on T/C to a major European utility and energy company, for a period of minimum 33 to maximum 37 months starting as of September 11, 2019 with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI. The charterer has agreed to exercise the optional period extending the T/C until October 2022 at higher rate (premium to the BCI) and in addition provide for one more optional extension period of about 11 to maximum 13 months at charterers’ option.

M/V Friendship

The Vessel is on T/C to NYK, for a period of minimum 17 to maximum 24 months starting as of July 29, 2021. The daily charter hire is based at a premium over the BCI. The charterer has agreed to extend the T/C until minimum December 2023 to maximum March 2024 at a higher rate subject to ratification based on the actual performance of the Vessel in the first two voyages post dry-docking.

M/V Hellasship

The Vessel is on T/C to NYK, for a period of minimum 11 to maximum 15 months starting as of May 10, 2021. The daily charter hire is based at a premium over the BCI. The charterer has agreed to extend the T/C until December 2023 (minimum) / March 2024 (maximum) at higher rate subject to ratification based on the actual performance of the Vessel in the first two voyages post dry-docking.

Financing Updates

Japanese Bank

On February 25, 2022, the Company entered into a sale and leaseback transaction with a Japanese bank to refinance a previous senior loan facility with Amsterdam Trade Bank N.V. ($15.13 million) and the Company’s last junior loan ($1.85 million) secured by the M/V Partnership. The financing amount is $21.3 million, and the applicable interest rate is 2.9% plus SOFR per annum.

The principal will be repaid over an 8-year term, through 32 quarterly installments averaging at approximately $590,000. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel. At the end of the 8-year bareboat period, the Company has the option to repurchase the vessel for $2.39 million, which the Company expects to exercise.

External Auditors

On May 23, 2022, the Audit Committee of the Board of Directors of Seanergy engaged Deloitte Certified Public Accountants S.A. (“Deloitte”) as Seanergy’s new independent registered public accounting firm, starting with the review of the Company's financial results for the year ended December 31, 2022.  The Audit Committee made this determination taking into account corporate best practices.

Expiration of the Class B Warrants

The Company’s previously issued Class B Warrants, trading under the symbol SHIPZ, expired according to their terms on May 13, 2022. Pursuant to such expiration trading of the Class B Warrants was terminated. The Class B Warrants were the last class of the Company’s warrants that were listed for trading.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2022	December 31, 2021*
ASSETS
Cash and cash equivalents, restricted cash and term deposits	38,885	47,126
Vessels, net	420,639	426,062
Other assets	16,920	14,023
TOTAL ASSETS	476,444	487,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities	211,793	215,174
Convertible notes	9,972	7,573
Other liabilities	23,718	19,988
Stockholders’ equity[5]	230,961	244,476
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	476,444	487,211

        * Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2022	2021
Vessel revenue, net	29,666	20,398
Expenses:
Voyage expenses	(979)	(5,282)
Vessel operating expenses	(9,912)	(5,549)
Management fees	(376)	(281)
General and administrative expenses	(4,315)	(2,730)
Depreciation and amortization	(6,265)	(3,817)
Loss on forward freight agreements, net	(36)	-
Operating income	7,783	2,739
Other (expenses) / income:
Interest and finance costs[5]	(2,850)	(4,030)
Loss on extinguishment of debt	(1,279)	-
Other, net	17	(30)
Total other expenses, net:	(4,112)	(4,060)
Net income / (loss)	3,671	(1,321)

Net income / (loss) per common share, basic	0.02	(0.01)
Weighted average number of common shares outstanding, basic	172,311,745	114,757,841
Net income / (loss) per common share, diluted	0.02	(0.01)
Weighted average number of common shares outstanding, diluted	177,218,619	114,757,841

5 On January 1, 2022, we adopted a new accounting standard (ASU 2020-06), eliminating the beneficial conversion feature model in ASC 470-20. The adoption of ASU 2020-06 resulted in an increase of the Convertible notes, a reduction of the Accumulated deficit and a reduction of Additional paid-in capital.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2022	2021
Net cash provided operating activities	7,549	1,564

Vessels acquisitions and improvements	(2,042)	(20,886)
Term deposits	1,500	(1,000)
Other fixed assets, net	(18)	-
Net cash used in investing activities	(560)	(21,886)

Proceeds from secured long-term debt	21,300	-
Repayments of long-term debt and other financial liabilities	(24,652)	(38,833)
Repayments of convertible notes	(10,000)	-
Payments of financing and stock issuance costs	(378)	(63)
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	-	92,617
Net cash (used in) / provided by financing activities	(13,730)	53,721

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	2,324	2,097

Noncash investing activities
Vessels acquisitions and improvements	836	752

Noncash financing activities
Dividends declared but not paid	8,916	-

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's fleet consists of 17 Capesize vessels with an average age of 12.3 years and aggregate cargo carrying capacity of 3,011,083 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com